EXHIBIT 99.2

NEWS RELEASE

INTERCEPT ENERGY SERVICES INC. ENTERS INTO LOAN AGREEMENT AND ISSUES BONUS SHARES

April 29, 2014 - VANCOUVER, BRITISH COLUMBIA--- INTERCEPT ENERGY SERVICES INC. ("Intercept" or the "Company") - TSX Venture: IES-OTC:BB – IESCF - reports that it has entered into a loan agreement with an arm’s length third party lender(the "Loan Agreement"). Pursuant to the Loan Agreement, the lender has agreed to make revolving credit loans to the Company in the principal amount of up to $1,000,000, of which $686,500 has already been advanced to Intercept.  The amount of the loan is unsecured and bears interest at the rate of 12% per annum. The term of the Loan Agreement is for two years and provides that at any time after July 29, 2014, the lender is entitled to demand repayment of the outstanding amount of the loan. The proceeds from the loan will be used to retire accounts payable.

In consideration for the lender agreeing to provide the loan, the Company has issued 900,000 common shares (“Bonus Shares”), at a deemed price of $0.05 per share, subject to final approval of the TSX Venture Exchange.   The Bonus Shares will be subject to a hold period that expires on August 30, 2014.

INTERCEPT ENERGY SERVICES INC. (http://interceptenergy.ca)

Intercept Energy Services Inc. is an oilfield service company primarily focused on servicing oil and gas companies, including their fracking operations.  The Company operates a growing number of proprietary, highly efficient and economical water heating units in Western Canada and North Dakota making our technology the safest and most environmentally friendly heating units available.

For More information please contact

RANDY HAYWARD, PRESIDENT	or	BUCHALTER CONSULTING
Phone: 250-247-8689 or 604-687-8855		Toll free 1 866 631 6537
rhayward@interceptenergy.ca		stan.buchalter@buchalterconsulting.ca

Neither The TSX Venture Exchange Nor Its Regulation Services Provider (As That Term Is Defined In The Policies Of The TSX Venture Exchange) Accepts Responsibility For The Adequacy Or Accuracy Of This News Release.

Suite 600-666 Burrard Street Vancouver BC V6C 3P6
Phone: 604-687-8855